Exhibit 12.1

Vertis, Inc.

Computation of Ratio of Earnings to Fixed Charges and

Deficiency of Earnings Available to Cover Fixed Charges

(Dollars in thousands)

	Years Ended December 31,
	2004	2003	2002	2001	2000

Net Earnings	$(11,133)	$(95,925)	$(120,146)	$(54,863)	$(25,212)
Add:
Income tax (benefit) provision	(65,213)	48,429	(2,479)	(21,572)	(6,901)
Cumulative effect of accounting change			108,365
Amortization of previously capitalized interest	764	571	545	481	391
Fixed charges per (B) below	142,337	137,199	134,803	146,652	164,509

Deduct:
Interest capitalized during period	798	832	555	913	1,934

Earnings, as adjusted (A)	$65,957	$89,442	$120,533	$69,785	$130,853

Fixed charges:
Portion of rents representative of an interest factor	$10,993	$11,323	$11,654	$13,300	$13,700
Interest expense on all indebtedness, including amortization of debt expense	131,344	125,876	123,149	133,352	150,809

Fixed charges for computation purposes (B)	$142,337	$137,199	$134,803	$146,652	$164,509

Ratio of earnings to fixed charges (A) / (B)

Deficiency of earnings available to cover fixed charges	$(76,380)	$(47,757)	$(14,270)	$(76,867)	$(33,656)